Exhibit 21.1

List of Subsidiaries of Longevity Health Holdings, Inc.

(registrant)

The following are the subsidiaries of the Registrant, Longevity Health Holdings, Inc., included in the Registrant’s consolidated financial statements. Other subsidiaries are not listed because such subsidiaries are inactive.

Name	State of Incorporation
Carmell Regen Med Corporation (a wholly-owned subsidiary of the registrant)	Delaware
Carmell Cosmetics Corporation (a wholly-owned subsidiary of the registrant)	Delaware
Elevai Skincare, Inc. (a wholly-owned subsidiary of the registrant)	Delaware
(formerly Cutis Cura Corporation)